Mail Stop 4561
      October 11, 2005

Mr. Dana L. Dabney
Chief Financial Officer
Circle Group Holdings, Inc.
1011 Campus Drive
Mundelein, Ill 60060

	Re:	Circle Group Holdings, Inc.
		Form 10-KSB for Fiscal Year Ended December 31, 2004 Form 10-QSB for Fiscal Quarter Ended March 31, 2005 File No. 1-32134

Dear Mr. Dabney:

      We have reviewed your response letter dated August 11, 2005 and have the following additional comments. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2004

Item 5 - Market Price for Common Equity and Related Stockholder
Matters, page 9

1. We note your response to our previous comment one and we are unable to reconcile your response with the amounts disclosed in your
December 31, 2004 consolidated statement of stockholders equity as filed in your Form 10-KSB. Please advise.


Note 2 - Summary of Significant Accounting Policies, page F-8

Revenue Recognition

2. Please further expand on your response to our previously issued comment two and your consideration of EITF 99-19. In this regard, we note your discussion of credit risk which is generally a weaker indicator under this guidance. Please clarify what is included in the direct costs that you incur and tell us what other indicators in paragraphs 7-14 of the literature were met to conclude gross reporting was appropriate.

      Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact
Thomas
Flinn, Staff Accountant, at (202) 551-3469 or the undersigned at
(202) 551-3413 if you have questions.


      							Sincerely,


      							Cicely D. Luckey
Accounting Branch Chief



Mr. Dana L. Dabney
Circle Group Holdings, Inc.
October 11, 2005
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